

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA U.S. MAIL AND FAX (301) 998-3700
Mail Stop 4561

September 10, 2008

Joseph M. Squeri, Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

Re: Federal Realty Investment Trust
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 27, 2008
File No. 001-07533
Proxy Statement on Schedule 14A
Filed March 28, 2008
File No. 001-07533

Dear Mr. Squeri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Properties, page 17

1. Please disclose in future filings the average annual rental per square foot as of your most recently completed fiscal year and tell us how you intend to comply.

Compensation Discussion and Analysis, page 17

2. You state on page 20 that Ms. Becker's "eligibility to receive her targeted
    bonus is based one-half on [y]our achieving the targeted level of annual FFO
    per share and one-half on [y]our achieving the targeted level of annual West
    Coast property operating income." Please revise your disclosure to provide
    the targeted level of annual West Coast property operating income that is
    taken into account in determining the annual bonus for Ms. Becker. Please
    provide this disclosure in future filings and tell us how you intend to comply
    or alternatively tell us why you believe that this disclosure is not required.
    Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b).

3. We note that 75% of the final payout of the annual bonus payable to each of
    your named executive officers is determined on the basis of the individual's
    performance and that the compensation committee has the discretion to
    increase or decrease any LTIAP award by up to 20% to reflect individual
    performance. Please revise your disclosure to describe the elements of
    individual performance for each named executive officer that are taken into
    account. Please provide this disclosure in future filings and tell us how you
    intend to comply. Refer to Item 402(b)(2)(vii).

                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Duc Dang at (202) 551-3386, or the undersigned at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel